Mail Stop 3010

January 12, 2010

VIA USMAIL and FAX (610) 832 - 4919

Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Operating Partnership, L.P.
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

> **Re:** **Brandywine Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 2, 2009**
> **File No. 000-24407**

Dear Mr. Howard M. Sipzner:

We have reviewed your response letters dated July 17, 2009 and November 6, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 16 – Tax Credit Transactions, pages F-84 – F-85

1. We have read and considered your responses in relation to our comments regarding the accounting of your tax credit monetization arrangements. We note that you intend to recognize the cash received in these arrangements as income either at the end of the recapture period or as the recapture period expires. We believe the cash received for both the Historic Tax Credit and the New Market Tax Credit should not be recognized into income until the related put or call is exercised. Please confirm to whether you plan to revise your policy and disclosures accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3472 if you have any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant